SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 3)*

Eleven Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

286221 10 6

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Ventures

55 Cambridge Parkway, 8th Floor

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund 2007, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,307,578
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,307,578
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,307,578
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures 2007 General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,307,578
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,307,578
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,307,578
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,105
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 297,105
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,105
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund IV-Rx, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 74,324
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 74,324
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,324
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Flagship Ventures Fund IV General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 371,429
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 371,429
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 371,429
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Noubar B. Afeyan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,679,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,679,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,679,007
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 286221 10 6

1.	Names of Reporting Persons. Edwin M. Kania, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,679,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,679,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,679,007
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) IN

Item 2.	Identity and Background

Item 2(b) is amended and restated as follows:

The business address of each of the Reporting Persons is:

Flagship Ventures

55 Cambridge Parkway, 8th Floor

Cambridge, Massachusetts 02142

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 24,238,369 outstanding shares of Common Stock on October 31, 2016, as reported in the Issuer’s Form 10-Q filed on November 14, 2016.

Flagship 2007 Fund, Flagship IV Fund and Flagship IV-Rx Fund directly hold 1,307,578 shares, 297,105 shares and 74,324 shares of Common Stock, respectively. Flagship 2007 GP, as the general partner of Flagship 2007 Fund, may be deemed to beneficially own the shares directly held by Flagship 2007 Fund. Flagship IV GP, as the general partner of Flagship IV Fund and Flagship IV-Rx Fund, may be deemed to beneficially own the shares directly held by Flagship IV Fund and Flagship IV-Rx Fund. Dr. Afeyan and Mr. Kania, as the managers of Flagship 2007 GP and Flagship IV GP, may be deemed to beneficially own the shares directly held by Flagship 2007 Fund, Flagship IV Fund and Flagship IV-Rx Fund.

(c) Schedule A sets forth all transactions with respect to the Common Stock that were effected since the filing of Amendment No. 2 to this Schedule 13D by the Reporting Persons.

Schedule A

Except as otherwise noted below, all transactions were sales of Common Stock effected in the open market.

Reporting Person	Date of Transaction	Amount of Shares	Price per Share
Flagship IV Fund	September 23, 2016	41,178	$3.10(1)
Flagship IV-Rx Fund	September 23, 2016	10,293	$3.10(1)
Flagship IV Fund	September 23, 2016	12,482	$3.16(2)
Flagship IV-Rx Fund	September 23, 2016	3,118	$3.16(2)
Flagship IV Fund	September 26, 2016	10,212	$3.12(3)
Flagship IV-Rx Fund	September 26, 2016	2,553	$3.12(3)
Flagship 2007 Fund	November 14, 2016	110,223	$3.01(4)
Flagship IV Fund	November 14, 2016	25,045	$3.01(4)
Flagship IV-Rx Fund	November 14, 2016	6,265	$3.01(4)
Flagship 2007 Fund	November 15, 2016	155,756	$2.53(5)
Flagship IV Fund	November 15, 2016	35,391	$2.53(5)
Flagship IV-Rx Fund	November 15, 2016	8,853	$2.53(5)
Flagship 2007 Fund	November 16, 2016	260,245	$2.54(6)
Flagship IV Fund	November 16, 2016	59,132	$2.54(6)
Flagship IV-Rx Fund	November 16, 2016	14,792	$2.54(6)

(1)	The price per share represents a weighted average price of sales executed in multiple transactions with prices ranging from $3.10 to $3.15. The Reporting Persons undertake to provide full information regarding the number of shares transacted at each separate price upon request by the staff of the Securities and Exchange Commission.

(2)	The price per share represents a weighted average price of sales executed in multiple transactions with prices ranging from $3.15 to $3.16. The Reporting Persons undertake to provide full information regarding the number of shares transacted at each separate price upon request by the staff of the Securities and Exchange Commission.

(3)	The price per share represents a weighted average price of sales executed in multiple transactions with prices ranging from $3.10 to $3.14. The Reporting Persons undertake to provide full information regarding the number of shares transacted at each separate price upon request by the staff of the Securities and Exchange Commission.

(4)	The price per share represents a weighted average price of sales executed in multiple transactions with prices ranging from $2.95 to $3.21. The Reporting Persons undertake to provide full information regarding the number of shares transacted at each separate price upon request by the staff of the Securities and Exchange Commission.

(5)	The price per share represents a weighted average price of sales executed in multiple transactions with prices ranging from $2.50 to $2.628. The Reporting Persons undertake to provide full information regarding the number of shares transacted at each separate price upon request by the staff of the Securities and Exchange Commission.

(6)	The price per share represents a weighted average price of sales executed in multiple transactions with prices ranging from $2.50 to $2.705. The Reporting Persons undertake to provide full information regarding the number of shares transacted at each separate price upon request by the staff of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2016

FLAGSHIP VENTURES FUND 2007, L.P.
By: Flagship Ventures 2007 General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV, L.P.
By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV-RX, L.P.
By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.

/s/ Edwin M. Kania, Jr.
EDWIN M. KANIA, JR.